Exhibit 99.4 Q1 FY13 MANAGEMENT PRESENTATION 13 August 2012

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
statements about the company’s future performance;
projections of the company’s results of operations or financial condition;
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
expectations that the company’s credit facilities will be extended or renewed;
expectations concerning dividend payments and share buy-backs;
statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;
statements regarding tax liabilities and related audits, reviews and proceedings;
statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);
expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
expectations concerning indemnification obligations;
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to
AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits;
currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.
entirety by reference to the following cautionary statements.

AGENDA
Overview and Operating Review – Louis Gries,
CEO
Financial Review – Russell Chenu, CFO
Questions and Answers
3
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 36. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”);
financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US
GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”,
“EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

GROUP OVERVIEW

• The net operating result excluding asbestos, ASIC expenses and tax adjustments increased 11% to US$ 43.8 million and reflects:
• A non-recurring foreign exchange gain of US$5.5 million arising on repayment of an A$ intercompany loan on conclusion of the RCI tax litigation
• An ordinary dividend of US38.0 cents per security, or US$166.4 million, was paid on 23 July 2012
1 Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year
Q1 Q1%
FY 2013 FY 2012 Change
Net operating profit 68.5 1.0 -
Net operating profit excluding asbestos,  ASIC
expenses and tax adjustments
43.8 39.4 11
Diluted earnings per share excluding asbestos,  ASIC
expenses and tax adjustments (US cents) 10.0 9.0 11
US$ Millions
1

USA AND EUROPE FIBRE CEMENT
1st Quarter Result
Net Sales up 15% to US$252.0 million
Sales Volume up 17% to 388.1 mmsf
Average Price  down 2% to US$649 per msf
EBIT up 5% to US$50.3 million
EBIT Margin down 1.8 pts to 20.0%

1  Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year
1

USA AND EUROPE FIBRE CEMENT 7 Average Net Sales Price (US dollars) US$649 480 520 560 600 640 680 FY07 FY08 FY09 FY10 FY11 FY12 Q1 FY13

1 Excludes impairment charges of US$45.6 million in Q4 FY08 and US$14.3 million in Q4 FY12

EBIT and EBIT Margin
EBIT
EBIT Margin
USA AND EUROPE FIBRE CEMENT
1
0
5
10
15
20
25
30
35
0
20
40
60
80
100
120
140
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13

ASIA PACIFIC FIBRE CEMENT
1st Quarter Result
Net Sales down   7% to US$87.7 million
Sales Volume down 3% to 95.1 mmsf
Average Price  up 1% to A$913 per msf
EBIT down 16% to US$17.7 million
EBIT Margin down 2.3 pts to 20.2%
9
1
Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year
1

GROUP 1st QUARTER SUMMARY

1
Comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year
USA and Europe Fibre Cement results reflected:
Asia Pacific Fibre Cement results reflected:
1
Higher sales volume, lower input costs (primarily pulp) and lower freight costs, partially offset by a lower average net sales price and higher fixed manufacturing and organisational costs
higher average net sales price
Subdued operating environments in the Asia Pacific region, particularly Australia
Lower sales volume and higher fixed unit manufacturing costs, partially offset by a
Expenses incurred on feasibility studies for anticipated capacity expansion
Demand stabilising at levels above last year
Market and category share gains

TOTAL U.S. HOUSING STARTS 11

GROUP OUTLOOK
United States
Some encouraging industry data points continued to emerge during the quarter, including increased stability of house values in recent months
Early stages of a recovery in residential market appears to be underway
The extent and rate of improvement, however, is uncertain
Cost pressures are expected to remain at elevated levels when compared to historic long-term averages
Asia Pacific
In Australia the market environment has weakened, reflecting an overall decline in confidence
In New Zealand the market continues to operate at subdued levels
The operating environment in the Philippines remains robust

GROUP OUTLOOK
Key Priorities
The company’s key medium term priorities in the US are:
Grow primary demand and exterior cladding market share – with focus on repair and remodel and non-metro markets
Increase market penetration of our ColorPlus
®
and Trim products
Continue to rollout our job pack distribution model
Overall Group Strategy
The company’s focus is to:
Deliver primary demand growth
Continue to shift to a higher value product mix
Increase manufacturing efficiency
Build the operational strength and flexibility to deliver and sustain earnings in a low demand environment and increase output should a stronger than expected recovery eventuate

FINANCIAL REVIEW Russell Chenu, CFO

OPERATING REVIEW
Highlights
Improved volume in US in a more favourable market environment
Price in US constrained by product mix
Weakness in Australia market – adversely impacting volume and cost
Non-recurring foreign exchange gain of US$5.5 million
15
Strong net operating cash flow enabled James Hardie to increase its net cash position from US$265.4 million at 31 March 2012 to US$297.6 million at 30 June 2012
Total contribution of US$184.1 million to AICF in the 2013 financial year represents 35%
of free cash flow, as defined by the AFFA, in the 2012 financial year
James Hardie’s strong cash position enabled the payment of an ordinary dividend of
US38.0 cents per security on 23 July 2012. The total amount of the dividend was
US$166.4 million
Earnings impacted by:

CHANGES IN A$ VERSUS US$
– Unfavourable impact from translation of Asia Pacific results
– Q1 FY13 vs Q1 FY12
– Favourable impact on corporate costs incurred in
Australian dollars – Q1 FY13 vs Q1 FY12
– Favourable impact from translation of asbestos liability
balance – 30 June 2012 vs 31 March 2012
16
Earnings Balance Sheet
N/A
N/A
0.60
0.70
0.80
0.90
1.00
1.10
1.20
30 Sep 08 31 Dec 08 31 Mar 09 30 Jun 09 30 Sep 09 31 Dec 09 31 Mar 10 30 Jun 10 30 Sep 10 31 Dec 10 31 Mar 11 30 Jun 11 30 Sep 11 31 Dec 11 31 Mar 12 30 Jun 12

RESULTS – Q1

US$ Millions
Q1 '13 Q1 '12 % Change
Net sales  339.7 313.6 8
Gross profit  110.0 108.2 2
SG&A expenses  (44.3) (45.5) 3
Research & Development expenses  (8.4) (7.0) (20)
Asbestos adjustments  25.2 (38.2) -
EBIT  82.5 17.5 -
Net interest expense (expense) 0.2 (1.0) -
Other income (expense) 0.4 (1.5) -
Income tax expense (14.6) (14.0) (4)
Net operating profit  68.5 1.0 -

RESULTS – Q1 (CONTINUED)

1 Includes AICF SG&A expenses and interest income
US$ Millions
Q1 '13  Q1 '12 % Change
Net operating profit 68.5 1.0 -
Asbestos:
Asbestos adjustments  (25.2) 38.2 -
Other asbestos (0.8) 0.1 -
Tax expense related to asbestos adjustments 2.2 - -
ASIC related expenses 0.1 0.2 (50)
Tax adjustments (1.0) (0.1) -
Net operating profit excluding asbestos,
ASIC expenses, and tax adjustments
43.8 39.4 11
1

19 SEGMENT NET SALES – Q1 US$ Millions Q1 '13 Q1 '12 % Change USA and Europe Fibre Cement 252.0 219.8 15 Asia Pacific Fibre Cement 87.7 93.8 (7) Total 339.7 313.6 8

1 Research and development expenses include costs associated with research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than attributed to individual business units.

SEGMENT EBIT – Q1
US$ Millions
Q1 '13 Q1 '12 % Change
USA and Europe Fibre Cement 50.3 48.0 5
Asia Pacific Fibre Cement 17.7 21.1 (16)
Research & Development (6.0) (5.1) (18)
Total segment EBIT  62.0 64.0 (3)
General corporate excluding asbestos and
ASIC expenses
(4.3) (7.5) 43
Total EBIT excluding asbestos and ASIC
expenses 57.7 56.5 2
Asbestos adjustments 25.2 (38.2) -
AICF SG&A expenses (0.3) (0.6) 50
ASIC expenses (0.1) (0.2) 50
Total EBIT 82.5 17.5 -
1

INCOME TAX EXPENSE – Q1
1 Includes AICF SG&A expenses and interest income
US$ Millions Q1 '13 Q1 '12
Operating profit before income taxes
83.1 15.0
Asbestos:
Asbestos adjustments
(25.2) 38.2
Other asbestos
(0.8) 0.1
Operating profit before income taxes excluding
Asbestos and asset impairments 57.1 53.3
Income tax expense (14.6) (14.0)
Asbestos:
Tax expense related to asbestos adjustments 2.2 -
Tax adjustments
(1.0) (0.1)
Income tax expense excluding tax adjustments
(13.4) (14.1)
Effective tax rate excluding asbestos, asset
impairments and tax adjustments 23.5% 26.5%
1

CASHFLOW
1 Comparisons are of the three months ended of the current fiscal year versus the three months ended of the prior fiscal year. Certain reclassifications to prior period amounts were made to conform with current period cash flow presentation as reflected above.
US$ Millions
Q1 '13 Q1 '12
EBIT
82.5 17.5
Non-cash items:
Asbestos adjustments (25.2) 38.2
Other non-cash items 16.6 18.7
Net working capital movements (13.1) (1.2)
Cash Generated By Trading Activities 60.8 73.2
Tax payments net (0.6) (24.6)
Change in other non-trading assets and liabilities 127.2 (24.7)
Change in asbestos-related assets & liabilities 1.4 (0.1)
Payment to the AICF (138.7) -
Interest paid (net) (0.5) (1.8)
Net Operating Cash Flow 49.6 22.0
Purchases of property, plant & equipment (14.9) (12.1)
Proceeds from sale of property, plant & equipment - 0.1
Equity issued 1.1 0.7
Effect of exchange rate on cash (3.6) 2.8
Movement In Net Cash (Debt) 32.2 13.5
Beginning Net Cash (Debt) 265.4 (40.4)
Ending Net Cash (Debt)  297.6 (26.9)
1

CAPITAL MANAGEMENT
A dividend of US38.0 cents per security was paid on 23 July 2012 from FY2012 earnings. The total amount of the dividend was US$166.4 million
The full year dividend from FY2012 earnings was US42.0 cents per security. The full year dividend was at the top end of the dividend payout ratio of 20% to 30% of profits after tax (excluding asbestos adjustments)
On 21 May 2012, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months
Administrative arrangements for the buyback have been completed and purchases may commence in the future depending on market conditions and pricing
The company is continuing to explore options to improve capital efficiency through a more appropriately leveraged balance sheet

Net cash of US$297.6 million compared to net cash of US$265.4 million at 31 March 2012
Weighted average remaining term of total facilities was 0.7 years at 30 June 2012, down from 0.9 years at
31 March 2012
James Hardie remains well within its financial debt covenants
24
At 30 June 2012:
DEBT
US$ Millions
Total facilities 280.0
Gross debt -
Cash  297.6
Net cash (297.6)
Unutilised facilities and cash  577.6

Asbestos Fund – Pro Forma (Unaudited)
1 In accordance with Amended and Restated Final Funding Agreement
A$ millions
AICF cash and deposits - 31 March 2012 62.5
Contribution to AFFA by James Hardie 132.3
Insurance and cross claim recoveries 11.2
Interest income and unrealised gain on investments 1.4
Claims paid (35.2)
Operating costs (0.9)
Repayment of NSW Government loan facility (29.7)
Other 0.8
AICF net cash and deposits - 30 June 2012 142.4
James Hardie's further contribution - 2 July 2012 45.2
187.6
1
1

1 Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, gain or impairment on AICF investments, tax benefits related to asbestos adjustments, ASIC expenses/recoveries, and tax adjustments
2 Excludes asbestos adjustments, AICF SG&A expenses and ASIC expenses/recoveries
3 Includes restricted cash set aside for AFFA
Note: For the 2012 and 2011 financial years, key ratios at the three months ended have been presented above for comparative purposes. 26
KEY RATIOS
1
3 Months
FY2013
3 Months
FY2012
3 Months
FY2011
EPS (Diluted)
10.0c 9.0c 9.2c
EBIT/ Sales (EBIT margin)
17.0% 18.0% 20.4%
Gearing Ratio
-32.1% 2.1% 13.2%
Net Interest Expense Cover
57.7x 37.7x 38.2x
Net Interest Paid Cover
115.4x 33.2x 34.2x
Net Debt Payback
- 0.4yrs 1.1yrs
1
2
1
2
2
3

SUMMARY
1
Net operating profit excluding asbestos,  ASIC expenses and tax adjustments for the 1st quarter was US$43.8 million and reflected:
A foreign exchange gain of US$5.5 million arising on repayment of an A$
intercompany loan associated with the conclusion of the RCI tax litigation in Australia
Moderately improved US and subdued Asia Pacific operating
environments
Higher sales volume in the US and Europe segment due to improved housing activity and gains in market and category share in the US
Lower SG&A expenses primarily due to foreign exchange gain, partially offset by higher US costs
Depreciation of Asia Pacific business’ currencies against US dollar
1
Comparisons are of the 1
st
quarter of the current fiscal year versus the 1
st
quarter of the prior fiscal year

QUESTIONS

APPENDIX

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 11 12
Top Line Growth
JH Volume Housing Starts JH Revenue

GENERAL CORPORATE COSTS – Q1

US$ Millions
Q1 '13 Q1 '12
% Change
Stock compensation expense 2.6 2.0 (30)
Other costs 7.2 5.5 (31)
General corporate costs excluding ASIC
expenses and  foreign exchange gain 9.8 7.5 (31)
ASIC related expenses 0.1 0.2 50
Intercompany foreign exchange gain (5.5) - -
General corporate costs 4.4 7.7 43

EBITDA – Q1
US$ Millions
Q1 '13 Q1 '12 % Change
EBIT
USA and Europe Fibre Cement
50.3 48.0 5
Asia Pacific Fibre Cement
17.7 21.1 (16)
Research & Development
(6.0) (5.1) (18)
General corporate excluding asbestos and ASIC expenses (4.3) (7.5) 43
Depreciation and Amortisation
USA and Europe Fibre Cement
13.3 13.2 1
Asia Pacific Fibre Cement
2.1 3.0 (30)
Total EBITDA excluding asbestos and ASIC expenses 73.1 72.7 1
Asbestos adjustments 25.2 (38.2) -
AICF SG&A expenses (0.3) (0.6) 50
ASIC expenses
(0.1) (0.2)
Total EBITDA
97.9 33.7 -

33 CAPITAL EXPENDITURE US$ Millions Q1 '13 Q1 '12 % Change USA and Europe Fibre Cement 13.1 9.8 34 Asia Pacific Fibre Cement 1.8 2.2 (18) Total 14.9 12.0 24

NET INTEREST INCOME (EXPENSE)
US$ Millions
Q1 '13 Q1 '12
Gross interest expense (0.8) (0.8)
Interest income 0.4 0.1
Realised loss on interest rate swaps (0.5) (0.8)
(0.9) (1.5)
AICF interest income 1.1 0.5
Net interest income (expense) 0.2 (1.0)
Net interest expense excluding AICF interest Income

LEGACY ISSUES UPDATE
ASIC Proceedings
On 3 May 2012, the High Court of Australia delivered its judgment in the appeals and cross-appeals of the December 2010 decision of the New South Wales Court of Appeal
James Hardie did not appeal the NSW Court of Appeal’s decision, so it was not party to the High Court proceedings
The High Court upheld ASIC’s appeal and dismissed a former officer’s appeal of the Court of Appeal’s decision
The High Court remitted the matter back to the NSW Court of Appeal for further consideration of claims to be excused from liability, penalty and disqualification and on certain questions concerning costs
The High Court’s decision will have some cost implications for James Hardie, but the company will not be able to assess those until the Court of Appeal has delivered its judgment on the outstanding issues
The Court of Appeal will hear submissions on these issues at a proceeding to be held in late August 2012

This Management Presentation forms part of a package of information about the company’s results.  It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements.
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics.
AFFA – Amended and Restated Final Funding Agreement.
AICF – Asbestos Injuries Compensation Fund Ltd.
ASIC – Australian Securities and Investments Commission.
ATO – Australian Taxation Office.
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp.
Financial Measures – US GAAP equivalents
EBIT and EBIT Margin - EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.
Operating profit - is equivalent to the US GAAP measure of income.
Net operating profit - is equivalent to the US GAAP measure of net income.

ENDNOTES

Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents.
Return on Capital employed – EBIT divided by gross capital employed.

ENDNOTES (CONTINUED)

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
38
NON-US GAAP FINANCIAL MEASURES
Q1 Q1
US$ Millions FY 2013 FY 2012
EBIT $ 82.5 $ 17.5
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
ASIC related expenses 0.1 0.2
EBIT excluding asbestos and ASIC expenses 57.7 56.5
Net sales $ 339.7 $ 313.6
EBIT margin excluding asbestos and ASIC
expenses 17.0% 18.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos,
ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
39
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Net operating profit $ 68.5 $ 1.0
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
AICF interest income (1.1) (0.5)
Tax expense related to asbestos
adjustments 2.2 -
ASIC related expenses 0.1 0.2
Tax adjustments (1.0) (0.1)
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments $ 43.8 $ 39.4

Non-US GAAP Financial Measures (continued)
Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
40
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Net operating profit excluding asbestos, ASIC
expenses and tax adjustments $ 43.8 $ 39.4
Weighted average common shares outstanding -
Diluted (millions) 438.5 438.7
Diluted earnings per share excluding asbestos, ASIC
expenses and tax adjustments
(US cents) 10.0 9.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
41
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
Operating profit before income taxes $ 83.1 $ 15.0
Asbestos:
Asbestos adjustments (25.2) 38.2
AICF SG&A expenses 0.3 0.6
AICF interest income (1.1) (0.5)
Operating profit before income taxes excluding
   asbestos $ 57.1 $ 53.3
Income tax expense (14.6) (14.0)
Asbestos:
    Tax expense related to asbestos adjustments 2.2 -
Tax adjustments (1.0) (0.1)
Income tax expense excluding tax adjustments (13.4) (14.1)
Effective tax rate excluding asbestos and tax
adjustments 23.5% 26.5%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2013 FY 2012
EBIT $ 82.5 $ 17.5
Depreciation and amortisation 15.4 16.2
Adjusted EBITDA $ 97.9 $ 33.7
more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly,
EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain –
General
43
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q1 Q1
US$ Millions FY 2012
General corporate costs $ 4.4 $ 7.7
Excluding:
ASIC related expenses (0.1) (0.2)
Intercompany foreign exchange gain 5.5 -
General corporate costs excluding
ASIC expenses and intercompany foreign
exchange gain $ 9.8 $ 7.5
FY 2013
corporate costs excluding ASIC expenses and intercompany foreign  exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

Q1 FY13 MANAGEMENT PRESENTATION 13 August 2012